[FLEXIBLE SOLUTIONS LETTERHEAD]

May 25, 2006

VIA EDGAR – CORRESPONDENCE FILING

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 7010
Washington, D.C. 20549-7010
Attn: Ms. Pamela A. Long

Re:	Flexible Solutions International, Inc. Amendment No. 3 to Registration Statement on Form SB-2 File No. 333-124751 Filed May 25, 2006

Dear Ms. Long:

        Flexible Solutions International, Inc. (the “Company”), has reviewed the Securities and Exchange Commission (the “Commission”) letter dated May 25, 2006 (the “May 25 Comment Letter”) regarding Amendment No. 3 to the Company’s Registration Statement on Form SB-2 (the “Registration Statement”), filed by the Company on May 25, 2006. The Company responds to the May 25 Comment Letter as follows:

A.	Response to Commission Comment 1

        The Company has filed Amendment No. 4 to its Registration Statement, which amendment includes the revised legal opinion of Foley & Lardner LLP containing the language clarification requested by the Commission.

B.	Response to Commission Comment 2

        Foley & Lardner LLP has separately provided the Commission with supplemental confirmation of the information requested to be confirmed in Comment 2 of the May 25 Comment Letter.

Ms. Pamela A. Long
Securities and Exchange Commission
May 25, 2006

        If you have any further comments regarding this letter or the responses contained herein, please contact directly the attorney for the Company, Deepak Nanda, at (310) 975-7912 with any questions or comments regarding this matter. Mr. Nanda’s facsimile number is (310) 557-8475.

Very truly yours,
FLEXIBLE SOLUTIONS INTERNATIONAL, INC.
/s/ Daniel B. O’Brien
Daniel B. O’Brien
President and Chief Executive Officer

cc:	Chris Edwards (via EDGAR only) Matt Franker (via EDGAR only) Nudrat Salik (via EDGAR only) Marie Humphrey (via EDGAR only) Andrew B. Serwin Deepak Nanda